SPECIALTY CONTRACTORS, INC.
1541 E. I-30
Rockwall, Texas 75087

December 27, 2010

Ms. Pamela Long
Mr. Ernest Greene
Ms. Lisa Haynes

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Specialty Contractors, Inc.
Registration Statement on Form S-1
Filed April 14, 2010
File No. 333-166057

Dear Ms. Long, Mr. Greene and Ms. Haynes:

Following are responses to your comment letter dated November 17, 2010.

1.
Question
As currently drafted, your registration statement includes the financial statements in Part II of the registration statement, which is not a part of the prospectus. Please revise to relocate the financial statements to the prospectus.

Response (Page F-1)
We note your comment and have moved the Financial Statements to be included in the Prospectus and have numbered them beginning with F-1.

2.
Question
Please advise us as to all other registration statements of companies for which your sole officer and director may have acted as a promoter, or in which he has a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your sole officer and director and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response (Page 23)
Our sole officer and director has not acted as a promoter, nor does he have a controlling interest in any other company that has filed a registration statement.

3.
Question
We note disclosure of your December 31, 2009 cash balance in your risk factor on page 4. We also note disclosure of your backlog through the quarter ending June 30, 2010. Please update these disclosures as of the most recent practicable date.

Response (Pages 4, 16)
We note your comment and have updated disclosures for the cash balance in the risk factor on page 4, and have updated the backlog disclosure on page xxxx

4.
Question
Please revise to include only those items that are included in the prospectus. In this regard, we note the information provided in Part II of the registration statement is not included in the prospectus and should not be referenced in the table of contents.

Response (Table of Contents)
We note your comment and have removed Part II from the Table of Contents.

5.
Question
We note the paragraph below the table of contents. Please relocate the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Response (Page II-2)
We note your comment and have moved the dealer prospectus delivery obligation to the outside back cover page of the prospectus.

6.
Question
You disclose that your operating expenses were $107,750 and other income (expense) was ($1,528) as of September 30, 2010. However, your statement of operations on page II-3 reflects operating expenses of $103,583 and other income (expense) of ($5,695) for the nine months ended September 30, 2010. Please revise your filing as necessary to correct these inconsistencies.

Response (Page 2)
We note your comment and have corrected the Summary Financial data to agree to the Financial Statements.

7.
Question
We note your response to comment 4 in our letter dated August 23, 2010 and reissue this comment.

Response
We note your comment, and have changed all of the references to ‘officers’, except where SEC regulations are quoted verbatim.

8.
Question
The immediate dilution to the new shareholders under the midpoint and maximum scenarios are not consistent with your dilution table on page 7 of your filing. Please revise your dilution information related to the midpoint and maximum scenario to agree with your dilution table.

Response (Page 4)
We note your comment and have amended the risk factor to agree to the dilution table.

9.
Question
We note your response to comment 6 in our letter dated August 23, 2010. Please clarify whether there was any pre-existing business before the formation of the company and its operating subsidiary. In addition, given the limited experience of your sole officer and director, please clearly explain who is providing the technical expertise to complete the projects.

Response (Page 3 and 10)
The business operations were started in November 2009 and there was no pre-existing business before the formation of the company and its operating subsidiary.

Our President has operated the business for over a year now and has provided the technical expertise since the beginning. His experience with construction, though limited, when couple with common sense and customer care, was sufficient to give him the understanding and expertise necessary to complete the projects.

10.
Question
We note your response to comment 8 in our letter dated August 23, 2010 and reissue this comment. In this regard, please substantially revise this section to clearly explain your business as currently conducted and for which you generate revenue, and clearly differentiate this disclosure from the disclosure regarding your plans with respect to how you intend to develop and grow your business.

Response (Page 10-12)
We note your comment and have amended our disclosure into three pertinent sections: Business Model Overview; Current Business Model; and Business Model Development & Growth Plans.

11.
Question
You disclose that as of September 30, 2010, there was $22,511 of credit available on the line of credit because the balance was $77,488. However, on your balance sheet on page II-2, you disclose the line of credit balance was $67,732 as of September 30, 2010. Please revise your disclosures throughout the filing where appropriate to correct this inconsistency.

Response (Page 15)
We have amended the Liquidity discussion so that it agrees with our balance sheet.

12.
Question
Please provide a materially complete description of the collateral of the line of credit with GCG Ventures.

Response (Page 15)
The collateral on the line of credit with CGC Ventures is 100% of the receivables owned by the Company or its affiliates.

13.
Question
You disclose that stockholders’ equity decreased by $91,459 or 295% due to net loss of $91,459 in the nine months ended September 30, 2010. However, your statement of operations on page II-3 discloses a net loss of $95,626 for the nine months ended September 30, 2010. Please revise your disclosures where appropriate to correct this inconsistency.

Response (Page 16)
We have amended our disclosures in the Management Discussion and Plan of Operations so that it is consistent with our financial statements.  Stockholder’s Equity from December 31, 2009 to September 30, 2010 decreased  $70,620 due to the net loss of $91,626 and the offset by the increase in common stock and paid-in-capital of $25,000 (stock issued).

14.
Question
We note your response to comment 17 in our letter dated August 23, 2010. Given that you identify Mr. Bartlett as your sole officer and director and your sole employee, please explain how the agreement is not an employment agreement that should be filed pursuant to item 601(b)(10) of Regulation S-K.

Response (Page 21)
We note your comment and have amended our disclosure to state that Mr. Bartlett does have an employment agreement and that it is filed with the registration statement.

15.
Question
We note your response to comment 23 from our letter dated August 23, 2010. Please supplementally tell us the specific of your President’s experience in your industry, including how he gained this experience and the number of years he spent working in your industry prior to working for your company.

Response (Page xx)
Before forming our company, the President had worked for over a year in the construction industry and, acting as general contractor, built a funeral home which took almost a year to complete.

16.
Question
Your response to comment 23 from our letter dated August 23, 2010 indicates that your construction jobs are typically completed within a month. Furthermore, we note that while on an aggregate basis, your actual contract costs incurred were within 3% of estimated contract costs, your ability to accurately estimate contract costs varied widely amongst the eight contracts you completed to date. In light of the relatively short term nature of your construction contracts and the discrepancies between your estimated contract costs as compared to actual contract costs for each of the eight contracts completed to date, please tell us, in detail, how you considered the provisions of paragraphs 56 through 66 and 90 through 95 of FASB ASC 605-35-25 in determining that the percentage of completion method was the most appropriate revenue recognition method for your company.

Response
We have addressed each one of the paragraphs that you refer to in your comment. The sections require certain requirements if the percentage-of-completion method is used, and we believe we meet all of those. Our decision to use percentage-of-completion versus completed contract at the end of 2009 was because one of our jobs was in progress at the time, and was a long-term job. In order to give the most accurate disclosure possible, management decided to use percentage-of-completion instead of completed contract so that this long-term job was reflected on the 2009 balance sheet.

As our business has progressed, more of our jobs have become short-term. As a result of this, we will be using the completed contract method for jobs that are short-term in duration.

Additionally, to use the percentage-of-completion method, much of the code assumes there is a procedure to dependably estimate the revenues and costs associated with a particular contract. We believe our procedures give us the ability to make reasonable estimates.

Circumstances Appropriate for Using the Percentage-of-Completion Method
Paragraph 56. We were able to make a reasonable estimate of:
Extent of progress - we could visually see the job and note how much was done and how much was left to do.

Contract revenues - Revenue is based on a contract for the project with the customer.

Contract costs - costs are determinable based on the project being fixed, the size of the job; our labor varies some, based on the distance from our home office; our supplies vary depending on what preparation is needed but these are mostly purchased at the beginning of a job.

Paragraph 57. We believe our estimates were reasonable dependable and the following conditions existed in each of our contracts:
(i) Our contracts specified the enforceable rights of the parties,
(ii) We expected the buyer to satisfy their obligations under the contract, and they did.
(iii) We as the contractor performed all our contractual obligations.

Paragraph 58. We believe we have, and had, the ability to make estimates that are sufficiently dependable, and verified them after the fact, based upon the date of our financial statements and when they were prepared, usually 30 days later than the statement date. No persuasive evidence to the contrary was apparent to overcome that the assumption that our estimates were dependable - that evidence would be necessary to preclude the use of the percentage-of-completion method.

Paragraph 59. Our President had a hands on view of the job and a reasonable method and procedure for estimating the cost of the job.

Paragraph 60. The percentage-of-completion shall be applied to contracts based on all of the following conditions:
a) A contractor will be able to estimate total contract revenue and total contract cost in single amounts. We were able to estimate both revenue and expense in single amounts.
b) A contractor

Paragraph 61. We were able to make reasonable dependable estimates of our costs and our revenue was fixed so this paragraph does not apply.

Nature of Reasonable Estimates
Paragraph 62. This paragraph assumes that our estimating procedures provide reasonable assurance that dependable estimates are produced on a continuing basis.
We believe that our estimating procedures do just that.

Paragraph 63. This paragraph assumes the financial and production information on the status of the projects is realistic. Since the President was privy to both the financial and production details of the jobs that were estimated, it is evident that this information was accurate.

Paragraph 64. This paragraph deals with a the necessity of continually updating estimates.
Again, the President is hands on with the jobs so he can readily determine by visually inspecting the job(s) what percentage is complete and how much is yet to be completed. Since our financial statements are prepared around 30 days after the statement date, we do have the opportunity to adjust the estimate to take into account any information that comes to our attention in the meantime.

Paragraph 65. Are there any inherent hazards that would not be expected to recur frequently that would preclude making reasonable, dependable estimates.

We have not experienced any inherent hazards and do not know of any that could occur, given the nature of our business and our experience in this business.

Paragraph 66. This paragraph states that reasonably dependable estimates cannot be produced for a contract with unrealistic or ill-defined terms or for a contract between unreliable parties.
Our contract are specific to a job with defined terms and between reliable parties.

Circumstances Appropriate for Using the Completed-Contract Method
Paragraph 90. This paragraph states that when lack of dependable estimates or inherent hazards cause forecasts to be doubtful, the completed-contract method is preferable.
We believe that we have produced dependable estimates and have no inherent hazards.

Paragraph 91. The completed-contract method precludes reporting on the performance that is occurring under the enforceable rights of the contract as the work progresses.

We had no contract in this category so it is not applicable.

Paragraph 92. States: The completed-contract method may be used as an entity's basic accounting policy in circumstances in which financial position and results of operations would not vary materially from those resulting from use of the percentage-of-completion method.

We chose to use the percentage-of-completion method because we could produce reasonable estimates of our job(s) in process.

Paragraph 93. We chose to use the percentage-of-completion method at the end of 2009 because we were in the middle of a large job which we knew would extend past the date of our preparation of the financial statements and believed it would give the best picture of where we stood financially with that job.

Changes to and from Percentage-of-Completion and Completed-Contract Methods
Paragraph 94. The completed-contract method is preferable in circumstances in which estimates cannot meet the criteria for reasonable dependability of estimates.

We believe we meet the criteria for dependable estimates and chose to use the percentage-of-completion method.

Paragraph 95. An entity using the completed-contract method as its basic accounting policy shall depart from that policy for a single contract or a group of contracts not having the features described in paragraphs 605-35-25-92 though 25-93 and use the percentage-of-completion method on one of the bases described in paragraphs 605-35-25-60 through 25-61.

Even if our policy was the completed-contract method, the contract in progress at the end of 2009 would have qualified to be accounted for using the percentage-of-completion method under these sections as described above.

17.
Question
Please revise the footnotes in your interim and annual financial statements to include a table that combines the total costs incurred on uncompleted contracts and subtracts the amount of billings to date on uncompleted contracts to arrive at the amount of costs in excess of billings or billings in excess of costs as of each balance sheet date.

Response (Page F-5 and F-16)
We have included a table in both our interim (FN 6) and annual (FN 10) financial statements that combines the total costs incurred on uncompleted contracts and subtracts the amount of billings to date on uncompleted contracts to arrive at the amount of costs in excess of billings or billings in excess of costs as of each balance sheet date.

18.
Question
We note your response to comment 26 in our letter dated August 23, 2010 and have the following comments:
-	The credit agreement filed on EDGAR is not executed and was filed as exhibit 99.1, although it is identified as exhibit 10.1. Please re-file as exhibit 10.1 an executed copy of the credit agreement.
-	The pledge agreement does not appear to have been filed on EDGAR or identified in the exhibit index. Please revise accordingly.

Response (Exhibits 10.1 & 99.1)
We have renumbered the exhibits as referenced and have filed executed copies.

19.
Question
We note that the copy of the copy of Mr. Bartlett’s employment agreement filed on EDGAR on August 10, 2010 is not executed. Please re-file an executed copy of the agreement.

Response (Exhibits)
We have refiled an executed copy of the agreement.

Please contact me with any further questions or clarification on the answers above.

Sincerely,

/s/  Charles Bartlett
Charles Bartlett
President